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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. SECTION

REPORT FOR THE PERIOD BEGINNING   __01/01/04__   AND ENDING   __12/31/04__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BLACKROCK INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__40 East 52nd Street__
(No. and Street)

__New York__	__NY__	__10022__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Paul Greenberg, Director__   __(212) 409-3578__
                                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Deloitte & Touche LLP__
(Name - if individual, state last, first, middle name)

__Two World Financial Center__	__New York__	__New York__	__10281__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to BlackRock Investments, Inc. for the year ended December 31, 2004, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature   Date

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

(x)	Independent Auditors' Report
(x) (a)	Facing Page
(x) (b)	Statement of Financial Condition
(x) (c)	Statement of Income (Operations)
(x) (d)	Statement of Cash Flows
(x) (e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
(x) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	Notes to Financial Statements
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l)	An Oath or Affirmation
( ) (m)	Copy of the SIPC Supplemental Report
( ) (n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
( ) (o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act
( ) (p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act
( ) (q)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.
(x) (r)	Supplemental Report of Independent Auditors on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BlackRock Investments, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2004

Contents

Deloitte.

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Report of Independent Auditors

The Board of Directors
BlackRock Investments, Inc.

We have audited the following financial statements of BlackRock Investments, Inc. (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Investments, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Member of
Deloitte Touche Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of BlackRock Investments, Inc. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	20
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	21

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2005

BlackRock Investments, Inc.

Statement of Financial Condition

December 31, 2004

(Dollar amounts in thousands)

Assets

Cash and cash equivalents	$11,275
Investments (cost: $660)	58
Accounts receivable	380
Due from affiliates	1,444
Intangible asset (net of accumulated amortization of $250)	500
Other assets	147
Total assets	$13,804

Liabilities

Accrued compensation	$2,661
Long-Term Retention and Incentive Plan	729
Accounts payable and accrued liabilities	123
Payable to affiliates	1,087
Total liabilities	$4,600

Stockholder's equity

Common stock, no par value - 1,000 shares authorized, issued, and outstanding	-
Additional paid-in capital	3,187
Retained earnings	6,017
Total stockholder's equity	9,204
Total liabilities and stockholder's equity	$13,804

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Income
Year ended December 31, 2004
(Dollar amounts in thousands)

Revenue	
Administration fees	$10,423
Commission income	526
Total revenue	10,949
Expense	
Compensation and benefits	6,246
Marketing and promotion	664
Commissions paid to other broker-dealers	645
Occupancy and communications	121
Other	355
Total expense	8,031
Operating income	2,918
Non-operating income (expense)	
Interest income	77
Unrealized loss on investments	(14)
Interest expense	(19)
Total non-operating income	44
Income before income taxes	2,962
Income taxes	1,066
Net income	$1,896

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2004

(Dollar amounts in thousands)

	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
December 31, 2003	$3,141	$4,121	$7,262
Net income	-	1,896	1,896
Stock-based compensation	46	-	46
December 31, 2004	$3,187	$6,017	$9,204

See accompanying notes to financial statements.

BlackRock Investments, Inc.

Statement of Cash Flows

Year ended December 31, 2004

(Dollar amounts in thousands)

Cash flows from operating activities	
Net income	$1,896
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on investments	14
Deferred income taxes	(323)
Stock-based compensation	645
Changes in operating assets and liabilities:	
Increase in accounts receivable	(270)
Decrease in due from affiliates	195
Increase in other assets	(11)
Increase in accrued compensation	464
Increase in Long-Term Retention and Incentive Plan	130
Decrease in accounts payable and accrued liabilities	(24)
Decrease in payable to affiliates	(570)
Cash provided by operating activities	2,146
Net increase in cash and cash equivalents	2,146
Cash and cash equivalents, beginning of year	9,129
Cash and cash equivalents, end of year	$11,275
Supplemental disclosure	
Cash paid for income taxes	$2,008
Cash paid for interest	$19

See accompanying notes to financial statements.

6

1. Organization and Basis of Presentation

BlackRock Investments, Inc. ("BII" or the "Company"), a Delaware company, is an indirect wholly-owned subsidiary of BlackRock, Inc. ("BRI"), an indirect majority owned subsidiary of PNC Financial Services Group, Inc. ("PNC"). The Company engages in the marketing and sales of the *BlackRock Liquidity Funds* ("BLF") and International Dollar Reserve Fund I, Ltd. ("IDR") (collectively, the "Funds") and provides related administration services to the Funds' shareholders. The contractual administrators to the Funds are PFPC, Inc., an indirect wholly-owned subsidiary of PNC, and BlackRock Institutional Management Corporation ("BIMC"), an indirect wholly owned subsidiary of BRI. The Company also employs a sales force that is engaged in the sale of BLF to an institutional client base. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at a major financial institution and in a money market mutual fund, to which the Company is exposed to market and credit risk.

Investments

Investments consist of warrants to purchase shares of common stock in The Nasdaq Stock Market, Inc. and are carried at fair value with unrealized gains and losses included in the statement of income as unrealized loss on investments. The fair value of the warrants is determined using a pricing model which takes into account time value and the volatility factors of the underlying common stock.

Revenue Recognition

Administration fees are based on a percentage of assets under administration and recognized in the period in which the services are performed.

The Company earns commissions on the sales of mutual fund shares. Commissions are recognized when the sales are executed.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Cash and cash equivalents, receivables and payables are carried at cost, which approximates fair value.

Intangible Asset

Goodwill

Goodwill is subject to an annual impairment test in which the Company's management compares the fair value of the Company's stockholder's equity to its carrying value. If the carrying value of the Company's stockholder's equity is in excess of its fair value, than the fair value and carrying value of the Company's goodwill are compared to determine if an impairment charge is necessary. The fair value of the Company's stockholder's equity is estimated using the present value of expected future cash flows and other valuation measures.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

Stock-based Compensation

The Company follows SFAS No. 123, "Accounting for Stock-based Compensation," as amended and, effective January 1, 2003, adopted the fair value method prospectively for all arrangements under which employees receive shares of stock or other equity instruments of the employer, or its parent, or the employer incurs liabilities to employees in amounts based on the price of its stock, or the stock of its parent, for year ended December 31, 2004. Fair value disclosures are included in the notes to the financial statements. The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards during the year ended December 31, 2004.

2. Significant Accounting Policies (continued)

Stock-based Compensation (continued)

	Year ended December 31, 2004
Net income, as reported	$1,896
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	28
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(97)
Pro forma net income	$1,827

Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts and for hedging activities. SFAS No. 133 generally requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those investments at fair value.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards Statement ("SFAS") No. 123R, "Share-Based Payment." This statement is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company will adopt SFAS No. 123R for the year ended December 31, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company will adopt the modified-prospective transition approach which will reduce the Company' net income by the grant-date fair value of all unvested stock options as of the date of adoption, July 1, 2005. For the year ended December 31, 2005, the adoption of SFAS No. 123R is expected to reduce net income by approximately $25.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets— An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions". SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company for the year ended December 31, 2006. The adoption of SFAS No. 153 is not expected to have a significant impact on the Company's financial statements.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R addresses the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to variable interest entities ("VIE") and generally would require that the assets, liabilities and results of operations of a VIE be consolidated into the financial statements of the enterprise that has a controlling financial interest in it. The interpretation provides a framework for determining whether an entity should be evaluated for consolidation based on voting interests or significant financial support provided to the entity ("variable interests").

An entity is classified as a VIE if total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support or its equity investors lack the direct or indirect ability to make decisions about an entity's activities through voting rights, absorb the expected losses of the entity if they occur or receive the expected residual returns of the entity if they occur. Once an entity is determined to be a VIE, its assets, liabilities and results of operations should be consolidated with those of its primary beneficiary. The primary beneficiary of a VIE is the entity which either will absorb a majority of the VIE's expected losses or has the right to receive a majority of the VIE's expected residual returns. The expected losses and residual returns of a VIE include expected variability in its net income or loss, fees to decision makers and fees to guarantors of substantially all VIE assets or liabilities and are calculated in accordance with Statement of Financial Accounting Concept No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements."

A nonpublic enterprise with a variable interest in a VIE must apply FIN 46R to that VIE no later than the end of the first reporting period that begins after December 15, 2004, with the exception of a VIE created after December 31, 2003, to which FIN 46R should be applied immediately. The Company's management has concluded that FIN 46R will not have a significant impact on the Company's financial statements.

3. Employee Benefit Plan

The Company's employees participate in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, the Company matches employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Code limitations. Contributions to the ISP are matched primarily by shares of BRI's common stock. ISP expense for the Company was $116 the year ended December 31, 2004.

4. Stock Award and Incentive Plans

BlackRock, Inc. 1999 Stock Award and Incentive Plan (the "Award Plan")

Pursuant to the Award Plan, options to purchase BRI class A common stock are granted at an exercise price not less than the market value of BRI common stock on the date of grant. These options have a ten-year life, vest ratably over periods ranging from 2-4 years and become exercisable upon vesting.

Stock option activity during 2004 is summarized below:

Outstanding at	Shares under option	Weighted-avg. exercise price
December 31, 2003	47,500	$36.17
Granted	-	-
December 31, 2004	47,500	$36.17

4. Stock Award and Incentive Plans (continued)

Through January 2005, BRI has issued approximately 330,000 restricted shares of class A common stock (579 shares to Company employees). These restricted shares vest over periods ranging from three to four years and are expensed on a straight line method over the vesting period. Expense incurred by the Company related to shares granted to its employees during the year ended December 31, 2004 totaled $15.

Under the Award Plan, a maximum of 9,000,000 shares of BRI class A common stock are authorized for issuance at December 31, 2004 to employees of BRI and its subsidiaries. Of this amount, 2,941,885 shares remain available for future awards. The number of shares granted to employees of the Company that were vested at December 31, 2004 was 18,250.

Stock options outstanding and exercisable as of December 31, 2004 are as follows:

Exercise Prices	Outstanding shares under option	Weighted-avg. remaining contractual life	Outstanding shares Weighted-avg. exercise price	Exercisable shares under option	Exercisable shares Weighted-avg. exercise price
$14.00	11,000	5.75	$14.00	11,000	$14.00
$37.36	22,000	8.79	37.36	-	-
$43.31	14,500	6.96	43.31	7,250	43.31
	47,500	7.53	$36.17	18,250	$25.64

4. Stock Award and Incentive Plans (continued)

BlackRock Inc. Long-Term Retention and Incentive Program ("LTIP")

The LTIP permits the grant of up to $240,000 in deferred compensation awards (the "LTIP Awards"), subject to the achievement of certain performance hurdles by BRI no later than March 2007. Through January 2005, BRI has awarded approximately $915 in LTIP Awards to employees of the Company. If the performance hurdles are achieved, up to $200,000 of the LTIP Awards will be funded with up to 4 million shares of BRI common stock to be surrendered by PNC and distributed to LTIP participants, less income tax withholding. Shares attributable to value in excess of PNC's $200,000 LTIP funding requirement will be available to support BRI's future long-term retention and incentive programs but are not subject to surrender by PNC until such programs are approved by the Compensation Committee of BRI's Board of Directors. In addition, shares distributed to employees of the Company who are LTIP participants will include an option to put such distributed shares back to the Company at fair market value. BRI will fund the remainder of the LTIP Awards with up to $40,000 in cash.

Under the terms of the LTIP, awards fully vest if BRI's average common stock price exceeds $62 for any 3-month period beginning on or after January 1, 2005 and ending on or prior to March 30, 2007. In addition, the vesting of awards is contingent on the participants, continued employment with the Company for periods ranging from two to five years. If that performance hurdle is not achieved, BRI's Compensation Committee may, in its sole discretion, vest a portion of the LTIP Awards if BRI realizes compound annual growth in diluted earnings per share of at least 10% from January 1, 2002 to December 31, 2006 and BRI's publicly-traded stock performs in the top half of its peer group during that time.

Due to the recent appreciation of BRI's stock price, above the $62 dollar threshold, the BRI's management has determined that full vesting of LTIP awards is probable and recorded $729 of compensation expense during the period reflecting LTIP awards earned through December 31, 2004 and related payroll taxes.

4. Stock Award and Incentive Plans (continued

BlackRock Employee Stock Repurchase Plan ("ESPP")

The terms of the ESPP allow eligible employees to purchase shares of the BRI's class A common stock at 85% of the lesser of fair market value on the first or last day of each six-month offering period. Eligible employees may not purchase more than 500 shares of class A common stock in any six-month offering period. In addition, for any calendar year in which the option to purchase shares is outstanding, Section 423 (b)(8) of the Internal Revenue Code restricts an ESPP participant from purchasing more than $25 worth of class A common stock based on its fair market value. The Company uses the fair value method for measuring compensation cost related to stock options pursuant to SFAS No. 123, as amended, and incurred ESPP-related compensation expense of approximately $30 during the year ended December 31, 2004. A total of 1,250,000 shares of class A common stock are available for issuance under the ESPP. The number of shares issued at December 31, 2004 and estimated to be issued pursuant to the ESPP for the offering period ending February 1, 2005 is approximately 265,000.

Fair Value Disclosures

The fair value of ESPP shares are estimated using the Black-Scholes option-pricing model with the following assumptions for the year ended December 31, 2004: an expected dividend yield ranging from 1.60% to 1.72%, an expected volatility ranging from 21.97% to 22.45%, a risk free rate ranging from 1% to 1.74% and an expected term of six months. The weighted average fair value of ESPP shares granted during 2004 was $9.28 per share.

5. Common Stock

No common stock was issued during the year ended December 31, 2004.

6. Income Taxes

PNC, BRI and BRI's subsidiaries have entered into a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds, and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

For the year ended December 31, 2004, the Company's operations have been included in the consolidated federal income tax return of BRI and its subsidiaries. BII may file separate state and municipal income tax returns or may be included in state and/or municipal income tax returns with one or more BRI subsidiaries, or one or more PNC subsidiaries, on a combined or unitary basis. If BII is included in a group's combined or unitary state or municipal income tax filing, its share of the liability generally will be based upon an allocation to BII of a percentage of the total tax liability based upon the Company's level of activity in such state or municipality.

The provision for income taxes consists of the following:

	Year ended December 31, 2004
Current:	
Federal	$1,311
State and local	79
Total current	1,389
Deferred:	
Federal	(266)
State and local	(57)
Total deferred	(323)
Total	$1,066

6. Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities, which are included in due from affiliates in the statement of financial condition, consist of the following:

	Year ended December 31, 2004
Deferred tax assets:	
Unrealized loss on investments	$192
Compensation	539
Other	127
Gross deferred tax asset	858
Deferred tax liabilities:	
Goodwill	62
Other	33
Gross deferred tax liability	95
Net deferred tax asset	$763

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	December 31, 2004	%
Expected income tax expense	$1,036	35.0%
Increase (decrease) in income taxes resulting from:		
State and local taxes	110	3.7
Release of reserves related to New York State and New York City tax audits	(96)	(3.2)
Other	16	0.5
Income tax expense	$1,066	36.0%

7. Related Party Transactions

The Company receives an asset-based fee from BlackRock Institutional Management Corporation, a wholly owned indirect subsidiary of BlackRock, Inc., for the marketing and sales of the Funds and related administration services provided to the Funds' shareholders. These fees amounted to $10,423 for the year ended December 31, 2004. Of this amount, $841 was included in due from affiliates at December 31, 2004. At December 31, 2004, the remaining balance in due from affiliates consists primarily of deferred income tax receivable.

BlackRock Financial Management, Inc. ("BFM"), an indirect wholly owned subsidiary of BRI, provides general and administration services to the Company. Charges for such services were based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. During the year ended December 31, 2004, the Company incurred $85 pursuant to this arrangement.

The Company has entered into a selling agreement with a PNC subsidiary where the Company receives a portion of fees earned by the PNC subsidiary for selling shares in BlackRock Closed-end funds. The Company earned $132 related to this arrangement during the year ended December 31, 2004.

Payable to affiliates primarily represents current income taxes payable in the amount of $139 and expenses of $874 owed to BFM primarily in connection with an estimated income tax payment and payroll expenses made on behalf of the Company at December 31, 2004. These amounts do not bear interest.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital ratio was .71 to 1, and net capital of $6,478 was $6,171 in excess of regulatory requirements.

Supplemental Information

BlackRock Investments, Inc.

Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1
December 31, 2004
(Dollar amounts in thousands)

Total stockholder's equity	$9,204
Less nonallowable assets (includes all assets except cash and cash equivalents)	2,529
Net capital before haircuts	6,675
Less haircuts on cash equivalents	197
Net capital	$6,478
Computation of aggregate indebtedness (includes all liabilities)	$4,601
Minimum capital required (the greater of $5 or 6-2/3% of aggregate indebtedness)	$307
Capital in excess of minimum required	$6,171
Ratio of aggregate indebtedness to net capital	.71:1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing on January 26, 2005.

BlackRock Investments, Inc.
Statement Regarding SEC Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplemental Report of Independent Auditors on Internal Control

Deloitte o

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Supplemental Report of Independent Auditors
on Internal Control

February 15, 2005
The Board of Directors
BlackRock Investments, Inc.

In planning and performing our audit of the financial statements of BlackRock Investments, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 15, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP